SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                                    (Rule 13d-102)

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                        UNDER THE SECURITIES EXCHANGE ACT 1934


                             GRAND COURT LIFESTYLES, INC.
     ---------------------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
     ---------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     385379 10 2
                        -------------------------------------
                                    (CUSIP Number)

     ----------------------         			     -------------------
     CUSIP No. 385379 10 2               13G                  Page 2 of 5 Pages
     -----------------------             		     ------------------

     ------------------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           John Luciani
     --------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [ ]
     -------------------------------------------------------------------------
       3   SEC USE ONLY

      ------------------------------------------------------------------------
       4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
       -----------------------------------------------------------------------
                       5    SOLE VOTING POWER

         NUMBER OF                4,612
          SHARES    ------  --------------------------------------------------
       BENEFICIALLY    6    SHARED VOTING POWER
         OWNED BY
           EACH                    - 0 -
         REPORTING   -----  -------------------------------------------------
        PERSON WITH
                       7    SOLE DISPOSITIVE POWER

                                  4,612
                     -----  -------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                                   - 0 -
      ------------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,612
      ------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]

       -----------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              50%
       -----------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

              IN
       -----------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

				     SCHEDULE 13G
				     ------------

     ITEM 1(A).          NAME OF ISSUER:
                         --------------

          Grand Court Lifestyles, Inc. (the "Issuer").

     ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                         -----------------------------------------------

          2650 N. Military Trail
          Suite 350
          Boca Raton, Florida  33431

     ITEM 2(A).          NAME OF PERSON FILING:
                         ---------------------

          John Luciani.

     ITEM 2(B).          ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                         ------------------------------------

          Grand Court Lifestyles, Inc.
          One Executive Drive
          Fort Lee, New Jersey 07024

     ITEM 2(C).          CITIZENSHIP:
                         -----------

          Mr. Luciani is a citizen of the United States of America.

     ITEM 2(D).          TITLE OF CLASS OF SECURITIES:
                         ----------------------------

          Common Stock.

     ITEM 2(E).          CUSIP NUMBER:
                         ------------

          385379 10 2

     ITEM 3.        Not applicable.

     ITEM 4.        OWNERSHIP.
                    ---------

          (a)  Amount Beneficially Owned:  As of December 31, 1996, Mr. Luciani
                                           owned 4,612 shares of the Issuer's
                                           Common Stock.

          (b)  Percent of Class:  50%

          (c)  Number of Shares as to which Mr. Luciani has:

               (i)       Sole power to vote or direct the vote:
                              4,612 shares;

               (ii)      Shared power to vote or direct the vote:
                              - 0 - shares;

               (iii)     Sole power to dispose or to direct the disposition of:
                              4,612 shares;

               (iv) Shared power to dispose or to direct the disposition of:
                              - 0-  shares.


     ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                    --------------------------------------------

          Not applicable.

     ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    --------------------------------------------------------
                    PERSON.
                    ------

          Not applicable.

     ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                    ---------------------------------------------------------
                    ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                    -----------------------------------------------------
                    HOLDING COMPANY.
                    ----------------

          Not applicable.

     ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                    ---------------------------------------------------------

          Not applicable.

     ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
                    ------------------------------

          Not applicable.

     ITEM 10.       CERTIFICATION.
                    -------------

          Not applicable.

                                      SIGNATURE
                                      ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


     Dated:  March 21, 1997



                            		/s/ John Luciani
                            --------------------------------------------------
                              John Luciani